NEWS RELEASE
BROOKFIELD PROPERTIES 2006 GUIDANCE
All dollar references are in U.S. dollars unless noted otherwise
NEW YORK, February 10, 2006 — Brookfield Properties Corporation (BPO: NYSE, TSX) today announced full-year 2006 diluted funds from operations per share guidance prior to lease termination income, special fees and gains in the range of $1.77 to $1.84. Given the challenge of predicting the amounts and timing of lease termination income, special fees and gains that may be achieved, these items have not been included in 2006 guidance. The comparable 2005 funds from operations per diluted share amount to this 2006 guidance is $1.72, which represents the $1.85 of funds from operations recorded last year less the $30 million or $0.13 per share of a special fee received from Goldman Sachs.
The primary assumption used for this guidance range is commercial properties net operating income growth of approximately $40 million (excluding the $30 million special fee from the 2005 base year), with the majority of this growth coming from the O&Y portfolio acquired in November 2005. While it is the company’s view that conditions are improving in its core office markets (with the exception of Boston), portfolio-wide average rental rates are projected to be consistent with 2005 for the purposes of this guidance.
Additional assumptions include:
•	Residential development net operating income consistent with 2005, assuming the continued strength of the energy-driven economy in the province of Alberta, Canada;

•	Interest and other income consistent with 2005;

•	Increased interest expense by $15 to $20 million due to the addition of the O&Y portfolio;

•	Increased general and administrative expenses by $5 to $7 million with the acquisition of the O&Y portfolio, the effects of inflationary increases on costs, and the addition of more resources for acquisition and development activity; and

•	No refinancings or debt breakage costs have been included in this guidance, although the company continues to review the potential opportunity to refinance a number of properties.
Although funds from operations is not a measure defined by Generally Accepted Accounting Principles (“GAAP”), it is the company’s practice to limit guidance to funds from operations and not net income as it is the company’s view that this is the best predictor of its 2006 performance. Please see below for important information on “Net Operating Income and FFO.”
While Brookfield Properties does not give net income guidance, the company does expect depreciation to be higher in 2006 with the addition of the O&Y portfolio. The company also expects the effective tax rate used to calculate its future income tax expense to remain relatively consistent with 2005, barring any change in tax legislation.
This press release includes forward-looking statements and information and readers should refer to the section below entitled “Forward-Looking Statements” for important information including related risk factors.
Net Operating Income and FFO
This guidance makes reference to net operating income and funds from operations (“FFO”). In the context of this guidance, the company provides FFO prior to lease termination income, special fees and gains given the challenge of predicting the timing and amount of these items. Net operating income is defined as income from property operations after operating expenses have been deducted, but prior to deducting financing, administrative and income tax expenses. FFO is defined as net income prior to extraordinary items, non-cash items and depreciation and amortization. The company uses net operating income and FFO to assess its operating results. Net operating income is important in assessing operating performance and FFO is a relevant measure to analyze real estate, as commercial properties generally appreciate rather than depreciate. Net operating income and FFO are both non-GAAP measures which do not have any standard meaning prescribed by GAAP and therefore may not be comparable to similar measures presented by other companies.
Forward-Looking Statements
This press release contains forward-looking statements and information within the meaning of applicable securities legislation. Although Brookfield Properties believes that the anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements and information include general economic conditions; local real estate conditions, including the development of properties in close proximity to the company’s properties; timely leasing of newly-developed properties and re-leasing of occupied square footage upon expiration; dependence on tenants’ financial condition; the uncertainties of real estate development and acquisition activity; the ability to effectively integrate acquisitions; interest rates; availability of equity and debt financing; the impact of newly-adopted accounting principles on the company’s accounting policies and on period-to-period comparisons of financial results; and other risks and factors described from time to time in the documents filed by the company with the securities regulators in Canada and the United States including in the Annual Information Form under the heading “Business of Brookfield Properties — Company and Real Estate Industry Risks.” The company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise.
Brookfield Properties Profile
Brookfield Properties Corporation, one of North America’s largest commercial real estate companies, owns, develops and manages premier office properties. The portfolio comprises

66 commercial properties totaling 48 million square feet and ten development sites totaling eight million square feet in the downtown cores of New York, Boston, Washington, D.C., Toronto, Calgary and Ottawa. Landmark properties include the World Financial Center in New York City and BCE Place in Toronto. Brookfield Properties trades on the New York and Toronto stock exchanges under the symbol BPO. For more information, visit www.brookfieldproperties.com.
Contact: Melissa Coley, Vice President, Investor Relations and Communications, telephone (212) 417-7215; email: mcoley@brookfieldproperties.com.